[Letterhead of Sutherland Asbill & Brennan LLP]

April 2, 2012

VIA EDGAR

Christian T. Sandoe, Esq.

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Main Street Capital Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form N-2 filed April 2, 2012

Dear Messrs. Sandoe and O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s post-effective amendment no. 2 to its shelf registration statement on Form N-2, filed with the Commission on April 2, 2012 (the “Shelf Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

Except for the inclusion of audited financial statements and related financial data for the fiscal year ended December 31, 2011, the disclosure contained in the Shelf Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2, initially filed with the Commission on April 22, 2011 and declared effective, as amended, on July 20, 2011 (the “Prior Registration Statement”). The Prior Registration Statement was subjected to a full legal and accounting review by the Commission.

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Jason B. Beauvais
Steven B. Boehm
Bradford J. Sayler